[LETTERHEAD OF ROGERS & HARDIN LLP]

WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM
April 18, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.
Registration Statement on Form S-3/A
Filed August 24, 2005
File No. 333-126223
Ladies and Gentlemen:
          On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended, we transmit herewith for filing a conformed copy of the Company’s Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-3 (No. 333-126223) filed on June 29, 2005, as amended by Amendment No. 1 thereto filed on August 24, 2005, including exhibits thereto (the “Registration Statement”). The Amendment has been marked to show the changes effected to the Registration Statement in accordance with Rule 310 of Regulation S-T.
          The Amendment is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated September 13, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s September 13, 2005 comment letter. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment.
Prospectus Cover Page
          1. As requested by the Staff, the prospectus cover page has been revised to disclose the Company’s concurrent offerings on Form S-3 and to state the number of shares currently being offered thereunder.

Securities and Exchange Commission
April 18, 2006

Where You Can Find More Information, page 8
          2. As requested by the Staff, “Where You Can Find More Information” has been revised to include all filings that are required to be incorporated by reference.
Selling Shareholders, page 13
          3. As requested by the Staff, “Selling Shareholders” has been revised to disclose the Non-Competition Agreement between the shareholders of WSECI, Inc. and the Company and such agreement is filed as an exhibit to the Amendment.
          Any comments or questions regarding this letter on the Amendment should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.

Sincerely,

/s/ Lori A. Gelchion
Lori A. Gelchion

cc:	Adam Halper, Esq. Sara Kalin, Esq.